                                                    Filed by USA Broadband, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Las Americas Broadband, Inc.
                                                   Commission File No. 000-13338

The following press release was disseminated by USA Broadband, Inc. on July 18, 2002:

NEWS (DRAFT)

CONTACT: PHIL ALLEN 303 898-9625

USA BROADBAND ENTERS INTO ASSET PURCHASE
AGREEMENTS TO SELL PRIVATE CABLE SUBSCRIBERS

COMPANY TO FOCUS ON CONCESSION-BASED
CABLE BUILD IN BAJA, MEXICO

PETALUMA, Calif., July 18, 2002 -- USA Broadband, Inc., (OTC Bulletin Board:
USBU.OB), a national access provider of digital television and high-speed Internet services, today said it has entered into a number of asset purchase agreements to sell up to 1,035 private cable subscribers through its subsidiaries, Cable Concepts, Inc. and Direct Digital Midwest, Inc.

The subscribers are located in Washington, Tennessee and North Dakota. No details of the transactions were disclosed, but they are expected to be completed in 60 days, subject to certain approvals and satisfaction of certain closing conditions. USA Broadband currently owns and manages approximately 10,000 private cable subscribers in the U.S.

The Company said it will use proceeds to enhance its balance sheet in anticipation of its planned merger with Las Americas Broadband, Inc. (OTCBB:
LABNE.OB) and to redeploy the net proceeds of the sales on concession-based cable television services in Northern Baja, Mexico, with initial operations in Tijuana, Mexico.

"We expect to continue to sell our non-core cable assets in the U.S.," said interim USA Broadband President and CEO Edward Mooney. "Through our proposed merger with Las Americas, we will focus on the unique digital cable build in Northern Baja, Mexico. "More than $10 million has already been invested by Las Americas and its related entities securing and developing the concession, designing the complete system, installing a central head-end network control center, establishing administrative and marketing offices, and building approximately 100 miles of new cable plant, which passes more than 6,000 homes. More than 2,000 subscribers have signed up at an average of $34 a month in what we believe to be one of the fastest-growing cities in Mexico."

Mooney added that "the 30-year concession which governs Las Americas' cable operations in Tijuana, Mexico also allows the combined Company to provide high-speed data and Internet services to the hundreds of industrial factories in the area, as well as new cable builds in fast-growing cities in the region."

After the completion of the merger, which is subject to certain regulatory and shareholder approvals, Las Americas Broadband founder Richard D. Lubic, a 30-year cable veteran, will serve as Chairman and CEO of USA Broadband.

ABOUT USA BROADBAND, INC.

USA Broadband, Inc. (formerly Optika Investment Company, Inc.; "USA Broadband" or the "Company ") is a publicly traded Delaware corporation positioning itself to become a leading provider of digital television, entertainment, data, Internet and broadband services.

FORWARD LOOKING INFORMATION

This press release may contain forward-looking statements involving risks and uncertainties. Statements in this press release that are not historical, including statements regarding management intentions, beliefs, expectations, representations, plans or predictions of the future are forward-looking statements within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. These risks include, but are not limited to, fluctuations in financial results, availability and customer acceptance of products and services, the impact of competitive products, services and pricing, and general market trends and conditions. For a discussion of other potential factors that could cause actual results to vary materially from expectations, reference is made to USA Broadband's annual and quarterly reports filed with the Securities and Exchange Commission. None of the parties to the merger transaction undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. USA Broadband and LABN have commenced the preparation of a joint registration/proxy statement in connection with the transaction that will be mailed to the shareholders of each entity. When available, this document will contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders of USA Broadband and LABN are urged to read the registration/proxy statement carefully before making a decision concerning the merger and the related transactions described therein. Investors and security holders may obtain free copies of this document when it is filed through the website maintained by the Securities and Exchange Commission at http//www.sec.gov. USA Broadband will provide free copies of the registration/proxy statement when it becomes available, as well as its Form 10-K for the fiscal year ended September 30, 2001, and Form 10-Q for the quarterly period ended March 31, 2002. LABN will provide free copies of the registration/proxy statement, as well as its Form 10-K for the fiscal year ended December 31, 2001, when they become available.

USA Broadband, LABN, and their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of USA Broadband and LABN with respect to the transactions contemplated by the merger agreement. The directors and executive officers of USA Broadband and their beneficial ownership of the common stock of USA Broadband are described in the most recent proxy statements filed with the Securities and Exchange Commission by USA Broadband. You may obtain free copies of these proxy statements at the Security and Exchange Commission's website at www.sec.gov. Security holders of USA Broadband and LABN may obtain additional information regarding the interests of the foregoing individuals by reading the joint registration/proxy statement when it becomes available.

This press release is not an offer to purchase shares of LABN common stock, nor is it an offer to sell shares of USA Broadband common stock that may be issued in the merger or otherwise. Any issuance of USA Broadband common stock in the merger must be registered under the Securities Act of 1933, as amended, and such USA Broadband common stock must be offered only by means of a prospectus complying with the Securities Act of 1933, as amended.